Exhibit 1.02

St. Jude Medical, Inc.

Conflict Minerals Report for the Year Ended December 31, 2013

Background

On August 22, 2012, the U.S. Securities and Exchange Commission (SEC) issued the final conflict minerals rule under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the Conflict Minerals Rule). The rule requires public companies to disclose whether the products they manufacture or contract to manufacture contain “conflict minerals” that are “necessary to the functionality or production” of those products.

Conflict minerals refer to tin, tantalum, tungsten and gold (commonly referred to as “3TG”), regardless of where they are sourced, processed or sold.  The intent of these requirements is to further the goal of ending violent conflict in the Democratic Republic of the Congo and in adjoining countries (Covered Countries), which has been financed, in part, by the extraction and trade of conflict minerals.  St. Jude Medical supports the goal of ending violence and human rights violations in the Covered Countries, and we are committed to complying with the requirements of the Conflict Minerals Rule.

Our Company and Our Products

St. Jude Medical develops, manufactures and distributes cardiovascular medical devices for the global cardiac rhythm management, cardiovascular and electrophysiology therapy areas and neurostimulation medical devices for the management of chronic pain.

The principal product categories we analyzed for purposes of this report include tachycardia implantable cardioverter defibrillator systems, bradycardia pacemaker systems, neurostimulation products (spinal cord and deep brain stimulation devices), vascular products (pressure measurement guidewires, optical coherence tomography imaging products, vascular closure products, vascular plugs and other vascular accessories), structural heart products (heart valve replacement and repair products and structural heart defect devices) and electrophysiology products (electrophysiology introducers and catheters, advanced cardiac mapping, navigation and recording systems and ablation systems).

Our Conflict Minerals Due Diligence Process

We designed our due diligence measures to conform, in all material respects, with the Organisation for Economic Co-operation and Development (the OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplements (the OECD Guidance).

1.                                      Company Management Systems

Beginning in 2013, St. Jude Medical initiated a comprehensive process to comply with the Conflict Minerals Rule and took steps to establish in our supply chain due diligence measures and internal controls with respect to 3TG minerals.  In connection with these efforts, we:

•                  Assembled an internal team consisting of members of our company’s global supply chain, internal audit, legal and information technology functions, and provided management support and resources to that team to implement our compliance efforts.

•                  Implemented a supply chain due diligence process based on the due diligence tools developed by the Conflict-Free Sourcing Initiative (CFSI), including a supplier survey using the CFSI’s Conflict Minerals Reporting Template, which is designed to identify the smelters and refiners that process the conflict minerals in a company’s supply chain.

•                  Maintained a company-level grievance mechanism, through our Business Integrity HelpCenter, which enables employees and others to report concerns, including any concerns regarding our conflict minerals supply chain.

As a “downstream” original equipment manufacturer (OEM), we found we had no direct relationships or contacts with mine operators or the smelters or refineries that process minerals which may ultimately be incorporated into St. Jude Medical’s products.  Similarly, we found that St. Jude Medical is typically several tiers removed in the supply chain from mining and smelting activity.  Accordingly, and consistent with OECD Guidance, we worked with our direct, Tier 1 suppliers to obtain information on the origin and sourcing of any 3TG minerals contained in items that such Tier 1 suppliers sold to us.

2.                                      Identification and Assessment of Supply Chain Risks

We identified a total of 530 Tier 1 suppliers who supplied products, components, assemblies or sub-assemblies that may contain 3TG minerals to St. Jude Medical, and initiated a supply chain survey process with respect to such minerals.  We provided each of these Tier 1 suppliers with an instructional letter along with the CFSI Conflict Minerals Reporting Template, which was developed to facilitate disclosure and communication of information regarding smelters and refineries that provide material into a company’s supply chain.  The survey includes questions regarding a company’s conflict minerals policy, engagement with its direct suppliers with respect to 3TG minerals sourcing and use, and the smelters and refineries from whom the company or its suppliers may procure 3TG minerals.

Approximately 280 Tier 1 suppliers responded to our CFSI survey, representing approximately 53% of the Tier 1 suppliers we surveyed.  Using our Global Environmental Management System and other information technology tools, we created a database to organize the information received through our Tier 1 suppliers’ survey responses.  We reviewed the responses for accuracy and completeness and assessed what steps the Tier 1 suppliers had undertaken to analyze their own supply chains and vendors with respect to the use and sourcing of 3TG minerals.  In addition, we sent follow up letters to all previously identified Tier 1 suppliers who had not responded to the CFSI survey and also followed up with certain suppliers whose responses were unclear or incomplete.  We regularly updated members of our senior management on the results of our due diligence efforts.

3.                                      Strategy to Respond to Identified Risks and Our Approach Going Forward

In connection with our due diligence efforts, we have learned that our position as a downstream OEM company with over 1,500 Tier 1 suppliers, and our relative location within the supply chain several tiers removed from the extraction, transport and refinement of ore, makes it difficult for us to trace minerals back to their country of origin.  As our due diligence initiatives mature, we are committed to improve, over time, our ability to track and trace 3TG minerals in our supply chain and further mitigate the risk that 3TG minerals in our products could benefit armed groups in the Covered Countries.  We will do this by:

•                  Publishing on our website, at www.sjm.com, our Conflict Minerals Policy Statement, adopted in May 2014, which sets forth our support of efforts to encourage supply chain transparency and responsible sourcing and our expectations of our suppliers.

•                  Enhancing our supplier communications and outreach to improve the quality and accuracy of information from our Tier 1 suppliers.

•                  Working with our Tier 1 suppliers to see that they perform appropriate due diligence within their supply chain.

•                  Encouraging our suppliers to work only with smelters that have been validated as conflict-free through the CFSI’s Conflict-Free Smelter Program or similar programs.

4.                                      Independent Third Party Audit of Smelters’ and Refiners’ Due Diligence Practices

As discussed above, we do not have direct relationships with smelters or refineries, and we do not perform direct audits of these entities’ supply chains.  However, we support the development and implementation of independent third party audits of smelters’ and refineries’ sourcing, such as the CFSI’s Conflict-Free Smelter Program.

5.                                      Report on Supply Chain Due Diligence

This report is publicly available at www.sjm.com.

Our Due Diligence Results

Approximately 13% of the Tier 1 suppliers we surveyed represented, through their CFSI survey responses, that the 3TG minerals in products they supplied to St. Jude Medical did not originate in the Covered Countries or the 3TG minerals in products they provided to St. Jude Medical were sourced through smelters or refineries that have received a conflict-free designation from the CFSI’s Conflict-Free Smelter Program or have been certified by a similar assessment program.  However, the majority of survey responses we received indicated that the supplier had not yet completed due diligence with respect to its supply chain or that it could not determine the origin of the 3TG minerals in products they provided to St. Jude Medical or the facilities that processed those minerals.  Accordingly, due to the number of Tier 1 suppliers who did not respond to our CFSI survey and outreach efforts, and the relatively large number of Tier 1 suppliers who informed us they had not yet completed due diligence with respect to their supply chain or that they could not determine the origin of 3TG minerals in products they supplied to us, we do not have sufficient information regarding the smelters and refineries that processed the 3TG minerals in our products to determine whether those minerals originated in the Covered Countries or came from recycled or scrap sources, or to determine the countries of origin of those minerals or the facilities used to process them.  Our efforts to determine the mine or location of origin of the 3TG minerals in our products with the greatest possible specificity consisted of the due diligence measures described in this report, including our efforts to seek information from suppliers using the CFSI’s survey.